UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Performance Sports Group Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

71377G100

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

with copies to:

Joshua N. Korff, Esq.

Elazar Guttman, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1	Names of Reporting Persons: 251091708 Delaware LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: PubCo Investments LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: 2484842 Ontario Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Capital Partners Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: BCP GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Private Equity Group Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Private Equity Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: PN

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Brookfield Asset Management Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

1	Names of Reporting Persons: Partners Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,026,860

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,026,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,026,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 13.23%*

14	Type of Reporting Person: CO

* The calculation of the foregoing percentage is based on 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on April 14, 2016.

CUSIP No. 71377G100

This Amendment No. 3 to Schedule 13D (this “Statement”) relates to the common shares, no par value per share (the “Common Shares”), of Performance Sports Group Ltd., a corporation formed under the laws of British Columbia, Canada (the “Company”). This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated September 12, 2016, as amended on September 22, 2016 and September 28, 2016 (“Amendment No. 2”).  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

Discussions With the Company and its Representatives.

The Reporting Persons have previously reported that they may communicate with members of management of the Company, the board of directors of the Company, other shareholders of the Company, lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential refinancings (including a debtor-in-possession financing in the event of a bankruptcy filing), restructurings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Company or other corporate transactions, or otherwise work with management and the board of directors of the Company.

Since the filing of Amendment No. 2, such Reporting Persons and the Company, and their respective advisors, have discussed the possibility of the Reporting Persons, and potentially one or more-co-investors partnering with the Reporting Persons, proposing potential plans or proposals that may involve one or more of the following related to the Company (each, a “Potential Transaction”):

•              restructurings;

•              possible issuances by the Company of additional and/or refinancing indebtedness;

•              the acquisition of indebtedness of the Company or its subsidiaries; and/or

•              other strategic alternatives.

The Reporting Persons and their advisors have also conducted, and continue to conduct, a due diligence review of the Company and its subsidiaries.

Discussions With Sagard Capital Partners, L.P. and its representatives.

The Reporting Persons and Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), have entered into a confidentiality agreement relating to (i) the Company and its confidential information, as required by Sagard’s existing confidentiality agreement with the Company, and (ii) any other confidential information provided by or on behalf of Sagard to the Reporting Persons.

The Company required, as a condition to the provision of such confidential information of the Company, that the Reporting Persons also agree, until April 23, 2017, not to, directly or indirectly, (i) assist or cooperate with, or become a co-bidder, investor with, lender to, or otherwise participate in any way with (including by submitting a proposal to), any other person or entity (other than Sagard) which seeks to effect a transaction with, or investment in, the Company, or otherwise interfere with Sagard’s activities or (ii) contact the Company or any of its stockholders (other than Sagard), lenders, advisors, bondholders, owners, managers, members, directors or other representatives regarding any potential restructuring, strategic alternative, acquisition, financing, joint venture, investment, or similar transaction with or involving the Company, including by making a proposal or a request for information.

The Reporting Persons, Sagard and their respective representatives have discussed the possibility of the Reporting Persons and Sagard, and/or one or more entities to be formed at their direction, acting together with respect to

CUSIP No. 71377G100

potential plans or proposals related to a Potential Transaction.

The Reporting Persons and Sagard have not yet entered into any agreements, term sheets, or other arrangements among themselves with respect to any joint activity.  However, based on discussions to date, the Reporting Persons have concluded that it is likely that, if they proceed with a plan or proposal to effect any Potential Transaction, they will proceed with Sagard and/or one of its affiliates.

Notwithstanding the foregoing, it is uncertain whether the Reporting Persons and Sagard, and/or an entity formed thereby, on the one hand, and the Company, on the other hand, will agree to any definitive agreement with respect to any Potential Transaction, or that any Potential Transaction will occur.  Further, there can be no assurance that Sagard and the Reporting Persons will reach any agreement on, or submit a plan or proposal with respect to, any Potential Transaction, or that a Potential Transaction will occur.

Disclaimer of Group.

The Reporting Persons and Sagard presently have no collective intention with respect to acquiring, voting, holding or disposing of equity securities of the Company, including the Common Shares held by the Reporting Persons (whether by tender offer, exchange offer, merger or otherwise).  Accordingly, the Reporting Persons and Sagard have not agreed to act together with respect to acquiring, voting, holding or disposing of equity securities of the Company.  For that reason, the Reporting Persons disclaim the formation of a “group” with Sagard within the meaning of Rule 13d-5 of the Exchange Act, and are not making a group filing with Sagard pursuant to Section 13(d) under the Exchange Act.  This Statement is being filed by the Reporting Persons to, among other things, disclose the matters set forth herein with respect to Sagard, and Sagard is not a Reporting Person hereunder.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

251091708 DELAWARE LP
By: PubCo Investments LP, its General Partner
By: 2484842 Ontario Limited, its General Partner

	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Director

PUBCO INVESTMENTS LP
By: 2484842 Ontario Limited, its General Partner

	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Director

2484842 ONTARIO LIMITED

	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Director

BROOKFIELD CAPITAL PARTNERS LTD.

	By:	/s/ David Nowak
		Name:	David Nowak
		Title:	Managing Partner

BCP GP LIMITED

	By:	/s/ David Nowak
		Name:	David Nowak
		Title:	Managing Partner

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP
By: Brookfield Private Equity Inc., its General Partner

	By:	/s/ David Nowak
		Name:	David Nowak
		Title:	Managing Partner

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY), L.P.
By: Brookfield Capital Partners Ltd., its General Partner

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	VP, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President